UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*

Under the Securities Exchange Act of 1934

Frozen Food Gift Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

359362100
(CUSIP Number)

March 7, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	359362100

1	NAMES OF REPORTING PERSONS
	Tangiers Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

	5	SOLE VOTING POWER
		68,047,192
NUMBER OF
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		68,047,192
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		68,047,192

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	68,047,192

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	9.36%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
	IA

SCHEDULE 13G

Item 1(a)	Name of Issuer.
Frozen Food Gift Group, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices.
The address of the Issuer’s principal executive officers is 8895 Towne Centre Drive, Suite 105, San Diego, California 92122

Item 2(a)	Name of Person Filing.
Tangiers Capital, LLC

Item 2(b)	Address of Principal Business Office.
The principal business address of Tangiers Capital, LLC (the “Reporting Person”) is 501 W. Broadway, Suite 800, San Diego, California 92101

Item 2(c)	Place of Organization.
Reference is made to Item 4 of page 1 of this Schedule 13G, which Item is incorporated herein by reference

Item 2(d)	Title of Class of Securities.
Common Stock, $0.0001 par value per share

Item 2(e)	CUSIP Number.
359362100

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4     Ownership.

Reference is hereby made to Items 5-9 and 11 of page 1 of this Schedule 13G, which Items are incorporated by reference herein.

The securities to which this Schedule relates (the “Securities”) are owned by Tangiers Investors, LP, a Delaware limited partnership, for which Tangiers Capital, LLC, a Nevada limited liability company, serves as the general partner, and may be deemed to beneficially own the Securities for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), insofar as it may be deemed to have the power to direct the voting or disposition of those Securities.

Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that Tangiers Capital, LLC, is, for any purpose, the beneficial owner of any of the Securities owned by Tangiers Investors, LP, and such beneficial ownership is expressly disclaimed, except to the extent of its pecuniary interests therein.

The calculation of the number of shares owned includes 68,047,192 shares currently owned by Tangiers Investors, LP.

The calculation of percentage of beneficial ownership in Item 11 of page 1 of this Schedule 13G is based on the number of shares of common stock outstanding of Frozen Food Gift Group, Inc., as of March 10, 2014, which was 726,869,978 shares, as reported to the Reporting Person by Frozen Food Gift Group, Inc.

Item 5     Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6     Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7     Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company or Control Person.

Not applicable.

Item 8     Identification and Classification of Members of the Group.

Not applicable.

Item 9     Notice of Dissolution of Group.

Not applicable.

Item 10   Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 13, 2014

TANGIERS CAPITAL, LLC

By: /s/  Michael Sobeck
             Michael Sobeck, Manager